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July 1, 2014

VIA EDGAR AND FEDERAL EXPRESS

John Dana Brown
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Vector Group Ltd.
Registration Statement on Form S-4
Filed April 16, 2014
CIK No. 0000059440

Dear Mr. Brown:

On behalf of Vector Group Ltd., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated May 13, 2014 (the “Comment Letter”), regarding the above referenced Registration Statement on Form  S-4 (the “Registration Statement”). The Company has also amended the Registration Statement (as amended, “Amendment No. 1”) in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1, which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in the Amendment No. 1.

Mr. John Dana Brown, July 1, 2014

REGISTRATION STATEMENT ON FORM S-4

General

1.	We note that you are registering the exchange of 7.75% Senior Secured Notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

In response to the Staff’s comment, concurrently with the filing of Amendment No. 1, the Company has attached as Exhibit A hereto a separate letter from the Company to the Staff containing the requested representations.

Exhibit 5.1

2.	Please refer to the third full paragraph on page 1 of the legality opinion filed as Exhibit 5.1. It appears that the phrase “we have assumed the matters set forth in opinion paragraphs 1 and 2 in the opinion of Robert T. Vaughan, Jr.” also intended to include paragraph 3 of Robert T. Vaughan’s opinion filed as Exhibit 5.2. Please have counsel revise Exhibit 5.1 to also refer to paragraph 3. In the alternative, Robert Vaughan can revise Exhibit 5.2 to correct what appears to be a typographical error by combining paragraphs 1 and 2.

Response:

The Company respectfully advises the Staff that it has refiled with Amendment No. 1 a corrected Exhibit 5.2 that combines paragraphs 1 and 2 and has also corrected the opinion filed as Exhibit 5.1 to assume the matters set forth in opinion paragraphs 1, 2 and 3 of Robert T. Vaughan, Jr.’s revised Exhibit 5.2 opinion.

Mr. John Dana Brown, July 1, 2014

We appreciate the Staff’s comments and request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley
John-Paul Motley of O’Melveny & Myers

CC:	Howard M. Lorber, Vector Group Ltd.
J. Bryant Kirkland III, Vector Group Ltd.

Mr. John Dana Brown, July 1, 2014

Exhibit A

(Attached)

Vector Group Ltd.

4400 Biscayne Boulevard

Miami, FL 33137

July 1, 2014

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Supplemental Letter with respect to
Vector Group Ltd.’s Registration Statement on Form S-4

Ladies and Gentlemen:

Vector Group Ltd. (the “Issuer”) is registering under the Securities Act of 1933, as amended (the “Securities Act”), an exchange offer of the Issuer’s 7.750% Senior Secured Notes due 2021 (the “New Notes”) pursuant to a Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). The Issuer represents as follows:

1. Neither the Issuer nor its affiliates have entered into any arrangement or understanding to distribute the New Notes and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.

2. The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer that holds Original Notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and that receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.

5. The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

a.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

b.	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, (1) an acknowledgement that it (A) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the New Notes and (B) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Original Notes pursuant to the Exchange Offer, and (2) a statement to the effect that by so acknowledging and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

VECTOR GROUP LTD.

/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Vice President, Chief Financial Officer and Treasurer